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                                                                      [SAP LOGO]

FOR IMMEDIATE RELEASE

Contact:          Kevin S. McKay
                  SAP America
                  610-355-4060
                     -or-
                  Michael Pfister
                  SAP AG
                  011-49-6227-74-1758
                     -or-
                  James P. Prout
                  Taylor Rafferty Associates
                  212-889-4350

SAP AG CO-CHAIRMAN HASSO PLATTNER AT PRESS CONFERENCE:  "SAP HAS
CREATED SOLID PLATFORMS FOR CONTINUED GROWTH"

WALLDORF/HEIDELBERG, Germany - March 25, 1999 -- SAP AG (NYSE: SAP), has begun 1999 in a mood of optimism and enthusiasm. The world's leading provider of enterprise business software will be able to build on its highly successful performance in 1998, when it further strengthened its competitive lead in the face of challenging market conditions. "We continue to develop our innovative 'New Dimension' products, focus closely on software users' needs with our EnjoySAP initiative, successfully implement our industry-specific strategy and intensify our global direct and indirect sales efforts - all of which create solid platforms for continued growth," said Hasso Plattner, Co-Chairman and CEO of SAP AG, at the company's annual press conference today. In addition to presenting the 1998 final results, the SAP Board commented on future prospects for business and product development.

With its user initiative EnjoySAP, SAP is revolutionizing the way people work with ERP solutions and giving occasional users access to professional business software. SAP detailed the initial results of this initiative to a wide audience at CeBIT in Hannover, meeting with an overwhelmingly favorable response. New and existing SAP solutions now feature user interfaces that are easier to learn, tailor and use. By delivering software that mirrors individuals' work patterns, SAP gives them a more satisfying work experience, helps companies reduce adoption times and training expenses and brings the benefits of enterprise computing to the casual users of the Internet age.

INNOVATIVE BUSINESS SOFTWARE FOR THE NEXT MILLENNIUM

"EnjoySAP has touched virtually all areas of SAP as we put the individual in the center of everything we do to develop, support and market our solutions", explained Plattner. "With the wide-scale adoption of the Internet, the rules for enterprise application software have changed. Simplicity is essential,


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and with EnjoySAP, we are delivering personally rewarding, role-based user interfaces and creating the foundation for business software in the next millennium."

The EnjoySAP user concept will play a key role in SAP's future development, which will be characterized by innovation, profitability and growth. The main engines for this growth in the future are:

       * Constantly expanding and improving the R/3 family of Enterprise Resource Planning software products
       * Broadening the product offering with New Dimension products. The New Dimension products shown below are business solutions that are independent of R/3 and span system platform, enterprise, and organizational boundaries:
            - Software enabling selling and buying over the Internet
            - Self-service applications for employees and business partner
            - Supply Chain Management software
            - Customer Relationship Management software
            - Business Intelligence software
       * Developing and marketing complete, specialized industry solutions based on the R/3 System

CeBIT 99 A HUGE SUCCESS

SAP had an extremely successful CeBIT 99. This is partly due to the overwhelmingly favorable customer response to the EnjoySAP initiative, and partly to the increased number of contacts with customers and prospects at the world's largest IT fair, which rose by approximately 20 per cent compared with 1998. Interest by smaller and medium-sized enterprises in the SAP solutions grew above-average over last year.

SALES SET TO DOUBLE IN THREE YEARS

Building on the solid platforms for future success created in 1998 and the substantial investment in nearly 6,500 additional employees last year, the Board expects sales to approximately double in the next three years. According to current projections, the New Dimension products will make a key contribution to this growth, accounting for up to a third of product revenues within the next three to five years. Product sales are expected to be particularly strong in the service sector - public services, public administrations and financial services. The Board is also confident that business via indirect sales channels (Value Added Resellers) will continue to grow vigorously: The number of new customers gained through VARs almost doubled in 1998.

SALES GROWTH OF 20 TO 25% PROJECTED FOR 1999

Despite the decreased demand for software caused by the year 2000 effect, the Board expects sales to grow 20 to 25% in the current year. "According to the current indications that sales growth in the first quarter will be slightly below our previous year-on-year rate of 20 to 25%, we expect pretax profits to fall significantly short of the comparable 1998 figure," said Henning Kagermann,


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Co-Chairman of SAP AG. "Current sales cycles and customer buying patterns are less predictable at present than in prior quarters, and it is too early to forecast software license growth for the quarter at this time. Nevertheless we remain confident that on a full year basis we can achieve our revenue growth target of 20 to 25% and improve profitability slightly over the prior year, as year 2000 issues mitigate," he continued.

SAP will continue to add employees throughout 1999, headcount growth will be linked very closely to quarterly performance and be substantially less than last year.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the Private Securities Litigation reform Act of 1995. Words such as "believe", "expect" and "project" as they relate to the company are intended to identify such forward-looking statements. The company undertakes no obligation publicly to update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the Securities and Exchange Commission, including the Company's Form 20-F for 1998 that is expected to be filed in April 1999.

SAP AG preference and common shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-twelfth of a preference share, trade on the New York Stock Exchange under the symbol 'SAP'. SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP AG preference shares is available on Bloomberg under the symbol SAP3 GR, on Reuters under SAPG_p.F or DE and on Quotron under SAGVD.EU. Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG's home page: http://www.sap.com.

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